Bonanza

AMERICAN BONANZA GOLD CORP.
Suite 305 - 675 West Hastings Street
Vancouver, British Columbia
Canada V6B 1N2

NOTICE OF ANNUAL
GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual General Meeting of Shareholders (the “Meeting”) of American Bonanza Gold Corp. (the “Corporation”) will be held in the Walker Room at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on Friday, June 8, 2007, at the hour of 2:00 p.m. (PST), for the following purposes:

1.	To receive and consider the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2006 and the Auditor’s Report thereon; and

2.	To fix the number of directors for the ensuing year at seven; and

3.	To elect seven directors to serve until the next annual general meeting of shareholders or until their successors are elected or appointed; and

4.	To appoint KPMG LLP, Chartered Accountants as auditor of the Corporation and to authorize the directors to fix their remuneration; and

5.	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Board of Directors has fixed May 1, 2007 as the record date for determining the shareholders who are entitled to vote at the Meeting. Shareholders who are unable to attend the Meeting in person are requested to read, complete, sign and mail the enclosed Form of Proxy in accordance with the instructions of their broker or as set out in the proxy form and in the Proxy Statement and Information Circular accompanying this Notice. Please advise Computershare Investor Services Inc. of any change in your mailing address.

DATED at Vancouver, British Columbia this 9th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

Signed: Giulio T. Bonifacio

Director & Chief Financial Officer